UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 2, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

ANI Pharmaceuticals, Inc.

File No. 333-87542 and 001-31812- CF#32317

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ANI Pharmaceuticals, Inc. (formerly BioSante Pharmaceuticals, Inc.) submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits of Forms listed below.

Based on representations by ANI Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.27	10-K	March 16, 2011	through March 31, 2030
10.28	10-K	March 16, 2011	through March 31, 2030
10.30	10-K	March 16, 2011	through March 31, 2030
10.31	10-K	March 16, 2011	through March 31, 2030
10.33	10-K	March 16, 2011	through March 31, 2030
10.27 (10.33)*	10-K	March 27, 2007	through March 31, 2030
10.20 (10.31)*	SB-2	May 3, 2002	through March 31, 2030
10.18 (10.28)*	10-KSB	March 28, 2002	through March 31, 2030
10.19	10-KSB	March 28, 2002	through March 31, 2030
10.20 (10.30)*	10-KSB	March 28, 2002	through March 31, 2030
10.1 (10.27)*	8-K	July 11, 2000	through March 31, 2030

*as re-filed with fewer redactions to Form 10-K filed March 16, 2011.
 Re-filed exhibit reference in parenthesis.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary